NYSE
AN ICE EXCHANGE

December 10, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of COLUMBIA ETF TRUST I, under the Exchange Act of 1934:

- Columbia Research Enhanced International Equity ETF
- Columbia Research Enhanced Mid Cap ETF
- Columbia Research Enhanced Small Cap ETF
- Columbia Corporate Bond ETF
- Columbia Core Plus Bond ETF
- Columbia AAA CLO ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com